SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

HF Enterprises Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

40438A105
(CUSIP Number)

November 27, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40438A105
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CHF Second Generation Trust of 2020
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization The State of New York
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 700,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 700,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 700,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ n/a
11.	Percent of Class Represented by Amount in Row 9 8.18%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 40438A105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jodie Shapiro-Shahar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization The United States
9.	Aggregate Amount Beneficially Owned by each Reporting Person 700,000(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ n/a
11.	Percent of Class Represented by Amount in Row 9 8.18%(2)
12.	Type of Reporting Person (See Instructions) IN

[1] The reporting person Jodie Shapiro-Shahar is the sole trustee of CHF Second Generation Trust of 2020 (the “Second Generation Trust”) and has the sole voting power and dispositive power over any and all of the shares held under the Second Generation Trust.

[2] Based on 8,560,000 shares of common stock of the Issuer issued and outstanding as of November 27, 2020.

ITEM 1:

(a)	Name of Issuer:	HF Enterprises Inc.

(b)	Address of Issuer’s Principal Executive Offices:	4800 Montgomery Lane, Suite 210 Bethesda, Maryland 20814

ITEM 2:

(a)	Name of Person Filing
This report is filed by CHF Second Generation Trust of 2020 and Jodie Shapiro-Shahar with respect to the shares of common stock, $0.001 par value per share, of the Issuer that are directly beneficially owned by the Second Generation Trust and indirectly owned by Jodie Shapiro-Shahar.

(b)	Address of Principal Business Office or, if none, Residence:	41 Birchwood Terrace Clifton, NJ 07012

(c)	Citizenship:	Jodie Shapiro-Shahar is a citizen of the United States and the Second Generation Trust is a New York trust.

(d)	Title of Class of Securities:	Common Stock, par value $0.001 per share

(e)	CUSIP Number:	40438A105

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

(a)	Amount beneficially owned:	700,000

(b)	Percent of class:	8.18% [3]

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote.	700,000

(ii)	Shared power to vote or to direct the vote.	0

(iii)	Sole power to dispose or to direct the disposition of.	700,000

(iv)	Shared power to dispose or to direct the disposition of.	0

(3)	Based on 8,560,000 shares of common stock of the Issuer issued and outstanding as of November 27, 2020.

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

  Not applicable.

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

  Not applicable.

ITEM 10:  CERTIFICATIONS.

  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHF Second Generation Trust of 2020

Dated: December 8, 2020	By:	/s/ Jodie Shapiro-Shahar
Name: Jodie Shapiro-Shahar
Title: Trustee

	By:	/s/ Jodie Shapiro-Shahar
Name: Jodie Shapiro-Shahar